Exhibit (e)(7)

AMENDMENT TO EMPLOYMENT AGREEMENT

This AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is entered into as of February 9, 2020, by and between Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”) and Paul Dailey (the “Executive”).

WHEREAS, the Company and the Executive entered into that certain Employment Agreement, dated as of December 15, 2016 (the “Employment Agreement”);

WHEREAS, in connection with the transactions consummated pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Elevate Entertainment Inc. a Delaware corporation, and Elevate Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent, pursuant to which Merger Sub will merge with and into the Company with the Company surviving and becoming a wholly-owned subsidiary of Parent, the Company and the Executive desire to amend the Employment Agreement in the manner reflected herein effective as of the Closing Date (as defined in the Merger Agreement) (the “Amendment Effective Date”); and

WHEREAS, capitalized terms that are not defined herein shall have the same meaning as set forth in the Employment Agreement unless specified to the contrary.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1.                                      Section 1 of the Employment Agreement is hereby amended by adding the following new sentence to the end thereof:

You will not be required to relocate to a new office location as your principal place of employment.

2.                                      Section 2 of the Employment Agreement is hereby amended in its entirety as follows:

2.                                      Term of Employment. You will be employed by the Company commencing on December 15, 2016, until December 31, 2019, after which your employment term will automatically renew for additional terms of one (1) year each; provided that either you or the Company may terminate your employment at any time, with or without cause, subject to the provisions of Sections 4 and 6 below.

3.                                      Section 3(a) of the Employment Agreement is hereby amended in its entirety as follows:

(a)                                       Base Salary: Your annual base salary (“Base Salary”) shall be Three Hundred Five Thousand Nine Hundred Sixty Dollars ($305,960) payable biweekly in accordance with the Company’s normal payroll practices. Base Salary shall be subject to periodic review and adjustment during the Term of this Agreement, but in no event shall Base Salary be reduced below Three Hundred Five Thousand Nine Hundred Sixty Dollars ($305,960).

4.                                      Section 3 of the Employment Agreement is hereby amended by adding the following new subsection (f) to the end thereof:

(f)                                   Retention Bonus. You will be eligible to receive a retention bonus equal to $40,000 payable each quarter for twenty-four (24) months (the “Retention Bonus”). The first Retention Bonus payment shall be made with the payroll immediately following the first three-month period following the Amendment Effective Date. Subject to Section 6(b) below, your right to receive each Retention Bonus is subject to your continued employment on the applicable payment date. For the avoidance of doubt: (i) the total aggregate amount of the Retention Bonuses payable to Executive under this Agreement (including upon the termination of your employment) shall not exceed $320,000 and (ii) the Company’s obligations to pay the Retention Bonuses may be terminated by mutual consent of the Company and you upon signing a new employment agreement (which shall include provisions relating to a new long term incentive and performance bonus plan).

5.                                      Section 4 of the Employment Agreement is hereby amended in its entirety as follows:

4.                                      Voluntary Termination. In the event that you voluntarily resign from your employment with the Company for any reason, you will be entitled to no compensation or benefits from the Company other than those earned under Sections 3(a) and (d) through the date of your termination and under Section 3(f) through the date of the written notice of your resignation. You agree that if you voluntarily terminate your employment with the Company for any reason, you will provide the Company with 60 days’ written notice of your resignation. The Company may, in its sole discretion, elect to waive all or any part of such notice period and accept your resignation at an earlier date.

6.                                      Section 5 of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

5.                                      [RESERVED]

7.                                      Section 6(b) of the Employment Agreement is hereby amended in its entirety as follows:

(b)                                 Termination Without Cause, Death or Disability. If a Separation occurs because your employment is terminated by the Company without Cause or as a result of your death or Disability (as defined below), subject to your (or your personal representative’s or guardian’s, as applicable) execution of a general release of known and unknown claims in the form attached hereto as Exhibit A and continued compliance with all restrictive covenants to which you are subject, (i) you will receive severance payments equal to six months of your Base Salary at the time of such termination, less applicable withholding, payable over a period of six months after the date of Separation, (ii) during

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the six-month severance period, the Company will pay the premiums to continue your group health insurance coverage under COBRA if you are eligible for COBRA and have elected continuation coverage under the applicable rules; provided, that the Company’s COBRA obligations shall immediately cease to the extent you become eligible for benefits from a subsequent employer and (iii) you will continue to receive the Retention Bonus payments that would have been earned if your employment continued for an additional six months following the date of Separation, payable on the same schedule as set forth in Section 3(f) above. Severance payments under subsection (i) will be made periodically in accordance with the Company’s normal payroll schedule. The severance payments in subsections (i) through (iii) will commence on the date on which the applicable release revocation period has expired; provided, that if the release delivery and revocation period spans two taxable years, the severance payments shall be paid (or commence) on the first business day of such second taxable year, with the first payment including any amounts that would otherwise be due prior thereto.

8.                                      Section 6(c) of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

(c)                                  [RESERVED]

9.                                      The Employment Agreement is hereby amended to remove all references to Section 5.

10.                               The release set forth in Exhibit A of the Employment Agreement is hereby deleted in its entirety and replaced with the release attached hereto as Schedule I.

11.                               Remaining Provisions. Except as expressly modified by this Amendment, the Employment Agreement shall remain in full force and effect. This Amendment and the Employment Agreement, as amended, embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, oral or written, relative thereto.

12.                               Amendment Effective Date. This Amendment shall be effective as of the Amendment Effective Date.

13.                               Counterparts. This Amendment may be executed by either of the parties hereto in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

[SIGNATURES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

EVANS & SUTHERLAND COMPUTER CORPORATION

By:	/s/ L. Tim Pierce
Name:	L. Tim Pierce
Tite:	Chairman

EXECUTIVE

By:	/s/ Paul Dailey
PAUL DAILEY

[Amendment signature page]

SCHEDULE I

(as attached)

EXHIBIT A

EXECUTIVE SEPARATION AND GENERAL RELEASE AGREEMENT

This Confidential Executive Separation and General Release Agreement (“Agreement”) is between Paul Dailey (“Executive”) and Evans & Sutherland Computer Corporation, a Utah corporation (“E&S” or the “Company”), as well as each and all of its parents, subsidiaries, and affiliates. Executive has been serving the Company pursuant to an Employment Agreement dated as of December 15, 2016, as amended by that Amendment to Employment Agreement, dated February 9, 2020 (collectively, the “Employment Agreement”). In consideration of the mutual promises recited in this Agreement, Executive and Company hereby agree:

1.             General Terms of Termination. Executive’s employment relationship with Company will terminate on [              ] (the “Separation Date”) in accordance with Section 6(b) of the Employment Agreement. Executive understands and acknowledges that through and including the Separation Date, that all of Company’s human resources policies and practices remain in effect, and that Executive will continue to receive current base salary and will be entitled to participate in the same employee benefit and incentive compensation plans/programs as other similarly situated employees, subject to any restriction, limitation and discretionary authority specified in such plans and programs.

2.             Other Compensation and Benefits. Executive understands that except as expressly provided for herein by this Agreement, all other compensation and benefit plans, policies and programs in which Executive participates in as a result of employment with Company, shall be administered pursuant to their terms, provisions and administrative practices and policies that are then in effect, as interpreted and applied by Company or the plan administrator(s) as applicable.

3.             Separation Payment and Benefits. Company agrees to provide Executive with separation payment and benefits and described as follows:

(a)           Separation Payment. Subject to execution and non-revocation of this Agreement and continued compliance with all restrictive covenants to which Executive is subject, (i) Executive will receive severance payments equal to six months of his Base Salary at the time of such termination, less applicable withholding, payable over a period of six months after the date of Separation, (ii) during the six-month severance period, the Company will pay the premiums to continue Executive’s group health insurance coverage under COBRA if he is eligible for COBRA and has elected continuation coverage under the applicable rules; provided, that the Company’s COBRA obligations shall immediately cease to the extent Executive becomes eligible for benefits from a subsequent employer and (iii) Executive will continue to receive the Retention Bonus payments that would have been earned if Executive’s employment continued for an additional six months following the date of Separation, payable on the same schedule as set forth in Section 3(f) of the Employment Agreement. Severance payments under subsection (i) will be made periodically in accordance with the Company’s normal payroll schedule. The severance payments in subsections (i) through (iii) will commence on the date on which the applicable release revocation period in Section 17 has expired; provided, that if the release delivery and revocation period spans two taxable years, the severance payments shall be paid (or commence) on the first business day of such second taxable year, with the first payment including any amounts that would otherwise be due prior thereto. If Executive elects to continue COBRA coverage after the end of the six-month severance period, such continuation coverage shall be entirely at his own expense. Notwithstanding the foregoing, if, during the six-month severance period, Executive obtains insurance coverage through a new employer or Medicare, the Company shall have no further obligation to pay any portion of the premiums for continuation coverage under the Company’s group health insurance plans.

4.             General Release. In consideration of the promises, covenants and agreements contained herein, Executive, for himself and his heirs, successors, and assigns, hereby releases and forever discharges Company and its officers, shareholders, directors, employees, agents, representatives, attorneys, parent, subsidiary and affiliated companies, successors and assigns, and each of them, of and from any and all claims, losses, demands, actions, causes of action, obligations, debts and/or liabilities (the “Released Claims”) relating to any matters of any kind, presently known or unknown, in law or in equity, arising out of any acts, omissions, events or facts which have occurred up to, and including the time of, the execution of this Agreement. The Released Claims released pursuant to the foregoing paragraph include, without limitation, any claims, losses, demands, actions, causes of action, obligations, debts, and/or liabilities resulting from or arising out of Executive’s employment by Company, the termination thereof, or any transaction, event, action, dispute and/or activity related thereto, as well as any claims arising under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, the Fair Labor Standards Act, the Equal Pay Act of 1963, the Americans with Disabilities Act, the Family and Medical Leave Act, the Employment Retirement Income Security Act, the Utah Anti-Discrimination Act, the Utah Payment of Wages Act, or any other federal, state or local statute prohibiting employment discrimination, harassment, or retaliation, or any claim for general, special, or other compensatory damages, consequential damages, punitive damages, back or front pay, fringe benefits, attorneys’ fees, costs, or other damages or expenses, or any claim for injunctive relief or other equitable relief, or any claim for alleged wrongful discharge, breach of express or implied contract, breach of the covenant of good faith and fair dealing, termination in violation of public policy, negligence, negligent hiring, retention, or employment, invasion of privacy, defamation, intentional or negligent infliction of emotional distress, fraudulent representation, fraudulent omission, assault, battery, interference with contract or other economic opportunity, failure to pay wages due or other monies owed, failure to pay pension benefits, conversion, breach of duty, vicarious liability, any claim arising under any federal or state statute or local ordinance regulating the health and/or safety of the workplace, or any other tort, contract or statutory claim.

5.             Exclusions from General Release. This Agreement’s general release provisions exclude: claims arising after Executive signs this Agreement; claims for breach of this Agreement; any claim for coverage under E&S’s Directors and Officers insurance policy or any applicable indemnification agreement or policy; and claims that cannot be waived, such as for unemployment or worker’s compensation.

6.             Protected Rights. Executive understands that nothing contained in this Agreement limits Executive’s ability to file a charge or complaint with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and

Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”). Executive further understands that this Agreement does not limit Executive’s ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. This Agreement does not limit Executive’s right to receive an award for information provided to any Government Agencies.

7.             Cooperation and Assistance. Executive agrees to cooperate and assist in the investigation, prosecution or defense of any potential claims or concerns regarding Company’s or any affiliates’ business about which he has relevant knowledge, including: (i) by providing truthful information and testimony as reasonably requested by Company; and (ii) by providing truthful information and testimony with Government Agencies on matters pertaining to any investigation, litigation or administrative proceeding concerning Company or its affiliates. Company will reimburse Executive for reasonable time, travel and out-of-pocket expenses incurred in providing such cooperation and assistance after the Separation Date.

Except as provided for in Section 20 with regard to governmental reporting, Executive further agrees to inform Company of all subpoenas, correspondence, telephone calls, and requests for information, inquiries or other contacts he may receive from third parties, concerning any fact or circumstances known to him during his employment. Executive agrees to inform E&S within three (3) business days of each such contact. All notices and other communications Executive may provide Company as required to accomplish this obligation shall be in writing and shall be given by Executive in hand or by overnight delivery, with a signed receipt, shall be deemed effective as of the date delivered.

8.             Indemnification. Company shall defend and indemnify Executive with respect to Executive’s actions in the performance of Executive’s duties arising from his employment and performance as an officer and employee through the Separation Date to the fullest extent permitted by the Company’s Bylaws as in effect from time to time.

9.             Non-Disparagement. Executive agrees not to criticize, make any negative comment about or otherwise disparage Company and its current officers and directors in any manner, whether orally or in writing and directly or indirectly, that when viewed objectively, appears calculated to disrupt or impair their normal, ongoing business operations, or to harm their reputation with employees, suppliers, customers, agents, shareholders or the public. Company agrees that it will instruct its executive officers and Directors, not to criticize, make any negative comment about or otherwise disparage Executive in any manner, whether orally or in writing and directly or indirectly, that when viewed objectively, appears calculated to disrupt or impair or to harm his reputation with prospective employers, employees, suppliers, customers, agents, shareholders or the public.

Executive further agrees not to provide testimony as an expert or paid witness on behalf of a party adverse to Company or its affiliates. This paragraph does not prohibit Executive from testifying pursuant to a subpoena or from accepting witness fees accompanying a subpoena, and this paragraph in no way limits Executive’s right to report possible violations of law or regulation to Government Agencies; to file a charge with any governmental administrative agency or participate in any such agency investigation; nor from making other disclosures that are protected under whistleblower provisions of state or federal law or regulation.

10.          Reference. Executive agrees to direct all inquiries regarding employment, including those from prospective employers to [             ].

11.          Obligations Regarding Trade Secret and Company Confidential Information. Executive acknowledges that during his employment, he developed and has been exposed to trade secrets or Confidential Information (as defined in the Employment Agreement) regarding Company and its affiliates. Company considers such Confidential Information to be valuable and proprietary. Except as provided for in Section 20 with regard to governmental reporting, Executive acknowledges that he is under a continuing obligation to keep confidential, not disclose and not use any Confidential Information, except as specifically authorized by Company, pursuant to Section 8 of the Employment Agreement, which continues to be enforceable by Company according to its terms.

12.          Obligations Regarding Non-Solicitation and Non-Competition. Executive acknowledges that he is obligated, during the Restricted Period (as defined in the Employment Agreement), not to directly or indirectly solicit, contact, attempt to contact or meet with the Company’s current, former or prospective customers as more fully described in Section 10 of the Employment Agreement, which continues to be enforceable by Company according to its terms. Executive further acknowledges that he is obligated, during the Restricted Period not to engage in any Restricted Business (as defined in the Employment Agreement) in the Restricted Territory (as defined in the Employment Agreement) as more fully described in Section 10 of the Employment Agreement, which continues to be enforceable by Company according to its terms.

13.          Covenants. Sections 7 through 11 of the Employment Agreement shall continue in effect and are incorporated herein by reference. Any conflict between the terms of this Agreement and Sections 7 through 11 of the Employment Agreement shall be governed by such sections of the Employment Agreement.

14.          Breach by Executive. In the event of a breach by Executive of any of the provisions of this Agreement, including without limitation the duty to cooperate, confidentiality, non-solicitation, non-competition or non-disparagement provisions of this Agreement, Company’s obligation to make any payment under this Agreement will immediately cease. Executive acknowledges that irreparable harm would result from any breach by Executive of the provisions of this Agreement, and that monetary damages alone would not provide adequate relief for any such breach. Accordingly, if Executive breaches or threatens to breach this Agreement, Executive consents to injunctive relief in favor of Company without the necessity of Company posting a bond.

15.          Advice to Consult Legal Counsel. Since this Agreement includes a waiver of rights, including those rights falling under the Age Discrimination in Employment Act, Executive has been advised to consult an attorney before signing this Agreement.

16.          Period to Consider Agreement. Executive agrees that he has at least twenty-one (21) days from the day that he has been given this Agreement, not counting the day upon which he received it, to consider whether to sign the Agreement. If he signs the Agreement before the end of the 21-day period, he agrees that he will have done so knowingly and voluntarily, without undue influence, duress or any type of pressure by Company.

17.          Right to Revoke Agreement. Executive may rescind this Agreement at any time within seven (7) days after signing it, not counting the day upon which he signs it. This Agreement will not become effective or enforceable unless and until the 7-day rescission period has expired without Executive rescinding it.

18.          Procedure for Accepting or Rescinding the Agreement. To accept the terms of this Agreement, Executive agrees that he must deliver the Agreement, after having signed and dated it (no earlier than the date of Separation), to Company by hand or mail. If he decides to rescind the acceptance, the Executive must deliver to Company by hand or by mail a written, signed statement to announce that acceptance of this Agreement is rescinded. This statement must be delivered to Company within the 7-day rescission period. Executive understands that all deliveries of acceptance or rescission to Company must be made to [           ].

19.          Executive Acknowledgments. By signing this Separation Agreement, Executive agrees that: he has been advised to consult with legal counsel concerning the terms of this Agreement prior to signing it; that he is entering into this Separation Agreement knowingly and voluntarily; that he has been paid for all time worked; and that he has paid for all unused accrued paid vacation leave in accordance with Company’s vacation leave policy. Executive also acknowledges and agrees to cooperate in the return of all property belonging to Company, including but not limited to identification badge, keys, key cards, files (in whatever form — including electronic files), records, computer access codes, computer passwords, computer hardware, computer programs, instruction manuals, business plans, as well as other documents prepared or received and other property used in connection with his employment.

20.          Confidentiality. The parties mutually agree to keep the existence and terms of this Agreement, and the discussions between them regarding this Agreement, confidential and agree that neither the existence, the terms, nor the discussions with regarding this Agreement shall be disclosed or communicated in any manner except (i) as required by legal proceedings to secure compliance with or enforcement of the terms of this Agreement; (ii) in response to any proper subpoena, court order, or lawful discovery request in litigation; (iii) to Executive’s spouse, domestic partner, or financial/legal advisors, all of whom shall agree to keep such information confidential; or (iv) as required by law. This provision also does not prohibit or restrict Executive (or his attorney) from responding to any inquiry about this Agreement or its underlying facts and circumstances by the Securities and Exchange Commission (“SEC”) or any other Government Agencies, nor does this confidentiality obligation require Executive to notify Company regarding any such reporting, disclosure or cooperation with SEC or any other entity or agency of the government.

21.          Non-Admissions. The fact and terms of this Separation Agreement are not an admission by Company or by the Executive of liability or other wrongdoing under any law.

22.          Internal Revenue Code Section 409A. Section 21 of the Employment Agreement, as well as the provisions in Sections 6(d) and 6(e) of the Employment Agreement regarding

Section 409A of the Internal Revenue Code of 1986, as amended, are incorporated herein by reference.

23.          Entire Agreement and Enforceability. The parties agree that this Agreement (including the portions of the Employment Agreement referenced herein) is the entire Agreement between them regarding the termination of their employment relationship, and that if any part of this Agreement is found to be invalid, the rest of the Agreement will be enforceable between them. Any changes to this Agreement after it was first presented to Executive, whether material or immaterial, do not restart the decision period described in the Section entitled “Period to Consider Agreement.” Further, both parties agree that this Agreement shall be interpreted and enforced in accordance with the laws of the State of Utah. Notwithstanding any other provision of this Separation Agreement, it is expressly understood and agreed by the parties that Section 16 of the Employment Agreement shall remain in full force and effect.

PAUL DAILEY

Date:

EVANS & SUTHERLAND COMPUTER CORPORATION

By:
Title:
Date:

[Release signature page]